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                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001


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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                 -----------------------------------------------



                               12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


               Form 20-F   X                   Form 40-F
                        -------                          -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                           No    X
                       -------                       -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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                                 CELESTICA INC.
                                   FORM 6-K/A
                               MONTH OF MARCH 2001


         Filed with this Form 6-K/A are the following:

                  - Notice of Annual and Special Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

                  - Multiple Voting Shares ("MVS") Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

                  - Subordinate Voting Shares ("SVS") Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

                  -        Celestica's Annual Report for fiscal year 2000


         EXHIBIT

         99.1 - Notice of Annual and Special Meeting of Shareholders, dated March 9, 2001

         99.2   - MVS Proxy

         99.3   - SVS Proxy

         99.4   - Annual Report



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                         CELESTICA INC.




Date: March 21, 2001             BY: /s/ E. DelBianco
                                     --------------------------------
                                     Name: Elizabeth DelBianco
                                     Title:    Vice President & General Counsel




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                                  EXHIBIT INDEX


      EXHIBIT           DESCRIPTION                         SEQUENTIAL PAGE NO.
      -------           -----------                         -------------------

        99.1            Notice of Annual and                         5
                        Special Meeting of
                        Shareholders


         99.2           MVS Proxy                                    52

         99.3           SVS Proxy                                    56

         99.4           Annual Report                                61



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